Exhibit C
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March ___, 2002

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _____, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
Enron Corp. (70-______)

Enron Corp., an Oregon corporation located at 1400 Smith Street, Houston, Texas 77002 ("Enron"), is seeking an order of the United States Securities and Exchange Commission ("Commission") finding that Enron and its subsidiaries as such are exempt from all provisions of the of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), other than Section 9(a)(2), pursuant to
Section 3(a)(1) of the Act.

Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon public utility.

In addition to its interest in Portland General, Enron's businesses include the following non-utility operations.

Before Enron's bankruptcy filing, Enron's Wholesale Services business was comprised of two segments: Americas, and Europe and Other Commodity Markets. The Americas segment consisted of Enron's gas and power market-making operations and merchant energy activities in North and South America. Europe and Other Commodity Markets segment included Enron's European gas and power operations and Enron's other commodity trading businesses, such as metals, coal, crude oil and natural gas liquids, weather-related derivatives, forest products, steel and telecommunications capacity (broadband). On November 29, 2001, the majority of Enron's


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UK entities were declared insolvent and put under the control of a court-appointed administrator. Enron no longer controls these entities. On February 8, 2002, Enron completed the sale to UBS Warburg, a unit of UBS AG, of elements of its former natural gas and power trading businesses (excluding contracts, which were retained). Enron's Wholesale Services business is currently maximizing and protecting the value of its existing trading contracts and assets until such positions can be liquidated. Enron's trading business, as such, ceased operations at the time of the bankruptcy filing, and has since remained inactive, except only to the extent that Enron buys or sells physical commodities as necessary to maintain the value of certain contracts and assets. Enron is in the process of liquidating its telecommunication-capacity assets and operations.

Before Enron's bankruptcy filing, Enron's Retail Services business (which also filed for bankruptcy protection on December 2, 2001) extended Enron's energy expertise and capabilities to end-use retail customers in the industrial and commercial business sectors to manage their energy requirements and reduce their total energy costs. Retail Services sold or managed the delivery of natural gas, electricity, and other commodities to industrial and commercial customers located in North America and Europe. Retail Services also provided full energy management services, which included the management of commodity delivery, energy information and energy assets, and price risk management activities. Enron's Retail Services business is currently winding up its business operations in bankruptcy and will continue to service certain customers as described above during the wind-down period.

Enron's Natural Gas Pipelines business segment includes Enron's interstate natural gas pipelines, primarily Transwestern Pipeline Company, Enron's 50% interest in Florida Gas Transmission Company and Enron's interests in Northern Border Partners, L.P./1/ Enron also owns an interest in EOTT Energy Partners, L.P., which transports oil and natural gas liquids.

The Global Assets segment includes energy-related assets that are not part of Enron's wholesale or retail energy operations. Major assets of this segment include Elektro, an electric utility in Brazil, and SK-Enron, a gas distribution company in South Korea/2/, both of which are foreign utility companies ("FUCOs"); natural gas pipelines in South America, also owned by FUCO subsidiaries of Enron; Enron Wind Corp., which sells wind turbine generators to third parties, develops and constructs wind-generated power projects;/3/ and Enron's investment in Azurix Corp. ("Azurix"), a water and wastewater services provider with main operations currently in the United Kingdom, Argentina and Mexico./4/

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/1/ Effective February 1, 2002, Enron transferred to Dynegy Inc. ("Dynegy") its ownership of Northern Natural Gas Company, an interstate natural gas transportation company. Enron has the option to repurchase Northern Natural Gas Company from Dynegy no later than June 30, 2002.

/2/ On February 1, 2002, a subsidiary of Enron entered into an agreement with Tractebel LNG Ltd. to sell Enron's 50% interest in SK-Enron. This transaction is subject to standard closing conditions and the approval of the Bankruptcy Court. The 50% Korean joint venture partner, SK Corporation, has a right of first refusal to acquire Enron's interest.

/3/ In December 2001, Enron Wind Corp. sold to American Electric Power Company, Inc. all of Enron Wind's equity interest in the Indian Mesa I and Clearsky Wind Power Projects located in west Texas. The Indian Mesa I Wind Power Project is a
25.5 MW wind power project, comprised of 17 EW 1.5 MW wind turbines, and the Clearsky Wind Power Project is a 135 MW wind power project comprised of 90 EW
1.5 MW wind turbines. In February 2002, Enron Wind Corp. and certain of its subsidiaries entered into an agreement with General Electric Company, pursuant to which General Electric Company agreed to purchase substantially all of the manufacturing, commercial, and operation and maintenance assets of Enron Wind Corp. and its subsidiaries. In connection with the transaction, Enron Wind Corp. and certain of its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. Consequently, the transaction is subject to the approval of the Bankruptcy Court and the receipt of certain other government approvals.

/4/ In 2001, Azurix sold its North American businesses. During that year, Azurix also entered into contracts for the sale of its Mexican businesses, and is currently working to satisfy closing conditions. As further described in its Current Report on Form 8-K dated February 5, 2002 (SEC File No. 001-15065), Azurix is exploring a possible sale or recapitalization of its largest asset, Wessex Water Ltd., which owns a water supply and wastewater services company in the United Kingdom.

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Corporate and Other includes the overall corporate activities of Enron, as well as its investments in other lines of business, such as oil and gas exploration and production, including Enron's investment in Mariner Energy LLC./5/.

For some period of months, Enron has been engaged in the process of reviewing its portfolio of assets and has endeavored to sell from time to time various assets including, without limitation, those whose completed or pending sales are described in this application. In connection with its bankruptcy proceedings under Chapter 11 of the bankruptcy code, as described above, Enron is undertaking a further review of all of its assets and operations, with a view towards preparing a plan of reorganization for approval by the Bankruptcy Court. While there can be no assurance as to the timing or outcome of these efforts, Enron currently hopes to have such a plan completed in the second quarter of 2002 for submission to the Unsecured Creditors' Committee as a prelude to submitting the plan to the Bankruptcy Court. Such a plan may include, among other things, a restructuring of Enron's business segments in accordance with which Enron describes its businesses and reports its financial information, the sale or other disposition of assets and businesses, the winding down and liquidation of parts of the overall company, and/or other actions intended to achieve a successful reorganization of Enron and its subsidiaries. Accordingly, the description of Enron's businesses, other than Portland General, is qualified in its entirety by reference to any such plan, if, as, and when any such plan is prepared and made public by Enron.

Portland General is Enron's only public utility subsidiary company. Portland General was incorporated in 1930, and is an electric utility engaged in the generation, purchase, transmission, distribution, and sale of electricity in the state of Oregon. Portland General's Oregon service area is 3,150 square miles, including 51 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of 4,095 square miles. As of December 31, 2001, Portland General served approximately 736,000 customers. Portland General also sells electric energy at wholesale to electric utilities located in other states. The majority of such sales takes place in Oregon or at the Oregon border.

Portland General purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon and the other western states and Canada. Portland General purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington. Portland General owns approximately 1,882 MW of generating capacity approximately 1,571 MW of which are located in the state of Oregon.

Portland General has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to Portland General over the Northwest grid. Portland General owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including Portland General, and California utilities.

Portland General also has a 79% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County, Washington, where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

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/5/ On February 14, 2002, Enron completed the sale to a subsidiary of BG Group plc of its subsidiary Enron Oil & Gas India Ltd., which conducts oil and gas operations in India.

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Portland General is subject to regulation of its retail rates and conditions of service by the Oregon Public Utility Commission ("OPUC"). In addition, the OPUC regulates the issuance of securities and prescribes the system of accounts to be kept by Oregon utilities. Portland General is also subject to the jurisdiction of the FERC with regard to the transmission and sale of wholesale electric energy, licensing of hydroelectric projects and certain other matters. Portland General is decommissioning its Trojan nuclear generating facility, and related activities are subject to regulation by the Nuclear Regulatory Commission and the Oregon Department of Energy.

Enron acquired Portland General on July 1, 1997, by merger with its former parent Portland General Corporation. The acquisition implemented Enron's strategy of participating in the deregulating electric utility industry. On October 5, 2001, Enron entered into an agreement with NW Natural and Northwest Energy Company for the sale of Portland General. The purchase agreement is subject to regulatory, financing and other customary conditions, and, in light of the bankruptcy proceeding, there is no assurance that these conditions will be satisfied. Furthermore, the purchase agreement has neither been accepted nor rejected in the bankruptcy proceeding.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                    Jonathan G. Katz
                                                    Secretary